RECEIVED

2009 MAR -5 A 8:4

February 23, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

09045480

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 016/2009**

  Subject: Notification of the book closing for interest, principle payment and redemption of the Company's debentures AIS093A and AIS093B

  Date: February 23, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

3/5

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2009

AIS-CP 016/2009

February 23, 2009

Subject: Notification of the book closing for interest, principle payment and redemption of the Company's debentures AIS093A and AIS093B

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SS&IB0.09/0650 of Thai Military Bank Plc., dated February 23, 2009
2. The Letter No. SSO.SS&IBO.09/0654 of Thai Military Bank Plc., dated February 23, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest, principle payment and redemption of the Company's debentures AIS093A and AIS093B, the details are shown in the reference letters.

Please be informed accordingly,

Reference 1

SSO.SS&IBO.09/0650

February 23, 2009

President
The Stock Exchange of Thailand

RE : Closure of the register book for redemption of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 (AIS093A) and put up SP

Dear Sir,

We, TMB BANK Public Company Limited, as a registrar & paying agent of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009, would like to inform the closing of the registration for interest and principle payment of AIS093A on March 9, 2009 of redemption date on March 23, 2009 with interest rate 6.25 % from the period of September 21, 2008 to March 22, 2009 for 183 days and principle repayment THB.1,000.00 per unit.

Additionally, we ask Stock Exchange of Thailand (SET) to suspend trade of the debentures stated above (by put up "SP" sign) between March 5, 2009 to March 23, 2009 and delisted from SET since March 23, 2009 onwards.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from March 19, 2009 onwards

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 within March 9, 2009. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within March 17, 2009 at their address which are in the registered book on March 9, 2009

Yours faithfully,

Reference 2

SSO.SS&IBO.09/0654

February 23, 2009

President
The Stock Exchange of Thailand

RE : Closure of the register book for redemption of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 (AIS093B) and put up SP

Dear Sir,

We, TMB BANK Public Company Limited, as a registrar & paying agent of debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009, would like to inform the closing of the registration for interest and principle payment of AIS093B on March 9, 2009 of redemption date on March 23, 2009 with interest rate 4.85 % from the period of September 21, 2008 to March 22, 2009 for 183 days and principle repayment THB.166.6665 per unit.

Additionally, we ask Stock Exchange of Thailand (SET) to suspend trade of the debentures stated above (by put up "SP" sign) between March 5, 2009 to March 23, 2009 and delisted from SET since March 23, 2009 onwards.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from March19, 2009 onwards.

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 within March 9, 2009. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within March 17, 2009 at their address which are in the registered book on March 9, 2009

Yours faithfully,

END